Exhibit 99.1

YAMANA GOLD ANNOUNCES FOURTH QUARTER AND YEAR END 2013 RESULTS

TORONTO, ONTARIO, February 18, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced its financial and operating results for the fourth quarter and year end 2013.

HIGHLIGHTS FOR THE YEAR 2013

FINANCIAL -- Cash flow trend is positive in new price environment
•	Revenue for the fourth quarter of $420.7 million and $1.84 billion for full year.
•
Adjusted earnings(1) of $273.4 million or $0.36 per share for full year after adjusting for one time and non-cash items of $719.6 million; net loss(2) for full year of $446.2 million or $0.59 per share.

•
Adjusted earnings of $36.7 million or $0.05 per share for the fourth quarter after adjusting for one time and non-cash items of $620.7 million; net loss(2) for the fourth quarter of $583.9 million or $0.78 per share.

•	Cash flows from operating activities before changes in non-cash working capital(1) of $0.22 per share for the fourth quarter or $165.3 million and $0.94 per share for the full year or $707.9 million.
•	Cash flows from operating activities after changes in non-cash working capital of $0.25 per share for the fourth quarter or $184.8 million and $0.87 per share for the full year or $653.1 million.
•	General and administrative expenses of $135.3 million, a decrease of 7% year over year.

OPERATIONAL -- Costs stabilizing at industry low levels
•
Production of 1.2 million gold equivalent ounces (GEO)(3) , at all-in sustaining cash costs (“AISC”)(1,4) on a co-product basis for the full year were $947 per GEO and $814 per GEO on a by-product basis.

o	Gold production of 1.03 million ounces
o	Silver production of 8.4 million ounces
•	Production in the fourth quarter of 303,768 GEO at AISC of $935 per GEO on a co-product basis and $754 per GEO on a by-product basis.
•	AISC on a co-product basis for the last three quarters was $924 per GEO, exceeding expectations of the cost containment initiative announced in the second quarter.
•	Cash costs(1) for 2013 of $596 per GEO on a co-product basis and $410 per GEO after by-product credits which is consistent with previous guidance.
•	Cash costs for the fourth quarter of $647 per GEO on a co-product basis and $417 per GEO after by-product credits .

(All amounts are expressed in United States dollars unless otherwise indicated, unaudited.)
1.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures are available at www.yamana.com/2013
2.	Attributable to Yamana equity holders, after deducting non-controlling interest’s share of non-recurring impairment charge.
3.	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.
4.	Includes cash costs, sustaining capital, corporate general and administrative expense and exploration expense.

KEY STATISTICS

	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
(In thousands of United States Dollars except for shares and per share amounts, unaudited)	2013	2012	2013	2012
Revenue	420,663	629,505	1,842,682	2,336,762
Cost of sales excluding depletion, depreciation and amortization	(239,030)	(207,228)	(900,789)	(831,754)
Depletion, depreciation and amortization	(111,520)	(100,195)	(401,115)	(383,738)
General and administrative expenses	(29,800)	(39,000)	(135,320)	(145,856)
Impairment of mineral properties and other assets	(672,000)	(10,896)	(682,273)	(67,684)
Exploration and evaluation expenses	(8,000)	(15,100)	(30,151)	(58,049)
Equity (losses)/earnings from associate (Alumbrera)	(5,086)	18,147	(3,905)	50,642
Operating earnings	70,113	322,082	540,778	1,121,270
Net (loss)/earnings*	(583,936)	169,161	(446,247)	442,064
Net (loss)/earnings per share*	(0.78)	0.23	(0.59)	0.59
Adjusted earnings	36,719	197,368	273,358	694,333
Adjusted earnings per share	0.05	0.26	0.36	0.93
Cash flow generated from operations after changes in non-cash working capital	184,845	367,881	653,135	1,158,057
Per share	0.25	0.49	0.87	1.55
Cash flow generated from operations before changes in non-cash working capital	165,315	298,064	707,861	1,044,946
Per share	0.22	0.40	0.94	1.40
Average realized gold price per ounce	1,277	1,692	1,408	1,670
Average realized silver price per ounce	20.63	31.37	23.73	30.46
Average realized copper price per pound	3.37	3.54	3.28	3.60
* Attributalbe to Yamana equity holders, after deducting non-controlling interest’s share of non-recurring impairment charge.

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PRODUCTION SUMMARY - FINANCIAL AND OPERATING SUMMARY

	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
	2013	2012	2013	2012
Total gold equivalent ounces - produced	303,768	322,990	1,197,559	1,201,010
Gold produced	260,187	276,373	1,029,863	1,019,969
Silver produced (millions of ounces)	2.2	2.3	8.4	9.0
Total gold equivalent ounces - sold	305,376	317,615	1,178,972	1,186,991
Total copper produced - Chapada (millions of pounds)	36.0	40.5	130.2	150.6
Total copper sold - Chapada (millions of pounds)	34.5	37.3	126.0	139.0

	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
(in GEO)	2013	2012	2013	2012
Co-product cash costs per gold equivalent ounce	$647	$517	$596	$525
Cash cost per pound of copper - Chapada	$1.53	$1.38	$1.65	$1.40
By-product cash costs per gold equivalent ounce	$417	$198	$410	$230
All-in sustaining cash costs per GEO, by-product basis	$754	n/a	$814	n/a
All-in sustaining cash costs per GEO, co-product basis	$935	n/a	$947	n/a

PRODUCTION BREAKDOWN
	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
(in GEO)	2013	2012	2013	2012
Chapada	29,817	32,498	110,618	128,171
El Peñón	101,364	128,119	467,523	462,496
Gualcamayo	34,929	31,502	120,337	147,310
Jacobina	19,519	28,337	73,695	116,863
Minera Florida	30,513	32,797	118,590	105,679
Fazenda Brasiliero	18,270	18,251	70,079	67,130
Mercedes*	31,716	39,443	141,618	126,010
Ernesto/Pau-a-Pique**	9,707	1,274	27,571	1,274
C1 Santa Luz**	6,120	-	12,997	-
Pilar**	10,494	-	15,374	-
Alumbrera	11,319	10,769	39,157	46,077
TOTAL	303,768	322,990	1,197,559	1,201,010

* Includes commissioning production of 8,959 GEO in January of 2012, commercial production started on February 1, 2012.
** Commissioning production as the mine is not yet in commercial operation.

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Financial Results for the year ended December 31, 2013

Cash flows from operating activities before changes in non-cash working capital for the year ended December 31, 2013 were $653.1 million compared to $1.16 billion for the year ended December 31, 2012.  Cash flows from operating activities before changes in non-cash working capital items for the year ended December 31, 2013 were $707.9 million compared to $1.04 billion for the year ended December 31, 2012.  Cash and cash equivalents as at December 31, 2013 were $220.0 million compared to $349.6 million as at December 31, 2012.

Net loss for the year 2013 was $446.2 million or $0.59 per share compared with net earnings of $442.1 million or basic and diluted earnings per share of $0.59 for the year 2012.  Net loss for the year includes an impairment charge of $574.2 million, net of taxes in respect to certain mineral properties.  Adjusted earnings were $273.4 million or $0.36 per share in 2013, compared with $694.3 million or $0.93 per share in 2012.  Lower adjusted earnings were mainly attributed to the decline in metal prices and lower sales volume of gold, copper and silver, combined with inflationary impacts on costs and lower equity earnings from the Company's 12.5% of interest in Alumbrera.

Revenues were $1.84 billion in 2013 compared with $2.3 billion in 2012.  Mine operating earnings were $540.8 million, compared with $1.12 billion in 2012.  Lower revenues and mine operating earnings were due to lower metal prices and lower sales volumes of gold, copper in concentrate and silver.  Higher cost of sales, including depletion, depreciation and amortization expenses, was mainly related to higher cost inflation relative to that of 2012.

The average realized gold price in 2013 was $1,408 per ounce versus $1,670 per ounce in 2012 or 16% lower.  The average realized copper price was $3.28 per pound versus $3.60 per pound in 2012 or 9% lower.  The average realized silver price was $23.73 per ounce compared to $30.46 per ounce in 2012 or 22% lower.

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Revenues for 2013 were generated from the sale of 925,496 ounces of gold, 8.3 million ounces of silver and 126.0 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment.  This compares to sales, excluding Alumbrera, of 963,833 ounces of gold, 9.0 million ounces of silver and 139.0 million pounds of copper in 2012.

Cost of sales excluding depletion, depreciation and amortization for 2013 was $900.8 million compared with $831.8 million in the same period of 2012.  The increase in cost of sales was mainly due to higher co-product cash costs as a result of inflationary pressures in the countries where the Company operates.

Depletion, depreciation and amortization (“DDA”) expense for the year 2013 was $401.1 million, compared to $383.7 million in the same period of 2012.  The increase in DDA is attributable to higher levels of depletable capital expenditures and higher cost ore bodies being depleted.

Other expenses including general and administrative, exploration and evaluation, other operating and net finance expenses were $249.8 million in the year ended December 31, 2013, compared to $289.1 million in the year ended December 31, 2012.  The net decrease in other expenses is detailed below:

General and administrative expenses were $135.3 million in 2013 compared to $145.9 million in the twelve months ended December 31, 2012.  General and administrative expenses have declined mainly as a result of the Company's cost containment initiative introduced in May 2013, and are expected to be maintained at these lower levels in 2014.

Exploration and evaluation expenses were $30.2 million in 2013, compared to $58.0 million incurred in 2012 as a result of the Company's reduced focus on greenfield exploration.

Other operating expenses were $78.1 million in the year compared to $99.3 million in 2012.  Lower other operating expenses reflect lower impairment of investments in available-for-sale securities of $16.3 million for the year compared to $67.7 million in 2012, an $18.1 million write-off of long-term tax credits and a loss of $38.4 million incurred on the sale of non-core exploration properties with no 2012 comparative.

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Net finance expenses were $6.3 million for the year compared with net finance expenses of $53.5 million in the same period of 2012.  Lower net finance expense was mainly due to higher foreign exchange gains in the amount of $17.7 million compared to a foreign exchange loss of $25.9 million in the comparative period.

Equity loss from associate was $3.9 million for  2013 compared with earnings of $50.6 million in 2012.  The equity loss was driven by lower revenues as a result of lower metal prices and lower sales volume of copper and gold concentrate due to lower production from Alumbrera.  Cash dividends from the Company’s equity investment in Alumbrera during 2013 were $27.9 million compared to $nil in 2012.  During the year, the Company also received loan proceeds of $44.6 million from Alumbrera.

The Company recorded an income tax expense of $79.1 million in 2013 compared to $373.1 million in the same period of 2012.  The decrease in the income tax expense is a result of lower earnings relative to the comparative year.  The income tax provision for the year ended December 31, 2013 reflects a current income tax expense of $140.6 million compared to current tax expense of $265.5 million in 2012, and a deferred income tax recovery of $61.5 million compared to deferred tax expense of $107.6 million.  The effective tax rate on adjusted earnings for the year of 2013 was 30.0% compared to 25.0% for 2012.

Financial Results for the three months ended December 31, 2013

Cash flows from operating activities before changes in non-cash working capital for the quarter ended December 31, 2013 were $165.3 million, lower than the $298.1 million generated for the same period of 2012.  Lower cash flows from operating activities compared to that of the same quarter in the prior year were mainly due to a decline in revenue as a result of a decline in metal prices and lower sale volumes.  However, cash flows from operating activities before changes in non-cash working capital were 10% above levels in the second quarter when the Company’s cost savings and containment program was initiated.  Cash flows from operating activities after taking into effect changes in non-cash working capital items for the three month period ended December 31, 2013 were inflows of $184.8 million, compared to inflows of $367.9 million for the three month period ended December 31, 2012, which reflects a decrease in trade receivables.

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Net loss for the quarter was $583.9 million or $0.78 per share compared with net earnings of $169.2 million or basic earnings per share of $0.23 and diluted earnings per share of $0.22 for the three months ended December 31, 2012.  Net loss for the quarter includes an impairment charge of 535.8 million, net of taxes in respect to certain mineral properties.  Adjusted earnings were $36.7 million or $0.05 per share in the fourth quarter, compared with $197.4 million or $0.26 per share in the fourth quarter of 2012.  Lower adjusted earnings were attributed to lower realized metal prices, lower volume of metal sales, higher cash costs and an equity loss from the Company's 12.5% of interest in Alumbrera.

Revenues were $420.7 million in the fourth quarter compared with $629.5 million in the fourth quarter of 2012.  Mine operating earnings were $70.1 million, compared with $322.1 million in the fourth quarter of 2012.  Lower revenues and mine operating earnings were primarily due to lower metal prices in addition to lower volume of gold and copper sales.  Lower metal prices accounted for 58% of the variance in revenues in comparison to the fourth quarter of 2012 representing approximately $0.16 per share in earnings. Lower cost of sales, including depletion, depreciation and amortization expenses, corresponded to lower sales volumes of gold and copper.

Revenues for the fourth quarter were generated from the sale of 218,223 ounces of gold, 2.1 million ounces of silver and 34.5 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment.  This compares to sales, excluding Alumbrera, of 258,978 ounces of gold, 2.3 million ounces of silver and 37.1 million pounds of copper in the three months ended December 31, 2012.

The average realized price of gold in the fourth quarter of 2013 was $1,277 per ounce compared to $1,692 per ounce in the same quarter of 2012, representing a decrease of 24%.  The average realized price of copper was $3.37 per pound compared to $3.54 per pound in the fourth quarter of last year, representing a decrease of 5%, and the average realized silver price was $20.63 per ounce compared to $31.37 per ounce in the fourth quarter of 2012, representing a decrease of 33%.

Cost of sales excluding depletion, depreciation and amortization for the fourth quarter of 2013 was $239.0 million compared with $207.2 million in same quarter of 2012.  Cost of sales excluding depletion, depreciation and amortization was higher compared to the same period in 2012 was mainly due to the higher co-product cash cost of production.

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Depletion, depreciation and amortization (“DDA”) expense for the quarter was $111.5 million, compared to $100.2 million in the fourth quarter of 2012.  The increase was attributable to higher DDA at Gualcamayo from AIM which contributed to production levels in 2013 and DDA from the tailings retreatment plant at Minera Florida which also started to contribute to production in 2013.

Other expenses including of general and administrative, exploration and evaluation, other operating and net finance expenses were $62.7 million in the quarter, compared to $66.9 million in the three months ended December 31, 2012.  The net decrease in other expenses is detailed below:

General and administrative expenses were $29.8 million in the fourth quarter compared to $39.0 million in the same quarter of 2012.  It is expected that general and administrative expenses will continue to be maintained at current levels as a result of the cost containment initiatives undertaken by the Company.

Exploration and evaluation expenses were $8.0 million, compared to $15.1 million incurred in the fourth quarter of 2012 as a result of the Company's reduced focus on greenfield exploration relative to 2012.

Other operating expenses were $47.1 million in the quarter compared to $5.8 million in the fourth quarter of 2012.  The increase in other operating expenses primarily reflects a $38.4 million loss on sale of non-core exploration properties during the quarter.

Net finance income was $22.1 million mainly related to foreign exchange gains in the quarter compared to net finance expenses of $7.0 million in the fourth quarter of 2012.  Foreign exchange gains resulted from favourable exchange rates of country currencies with which the Company settled its mine operating expenses compared to foreign exchange losses in the comparative period of 2012.

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Equity loss from associate was $5.1 million for the quarter compared with earnings of $50.6 million in the fourth quarter of 2012.  The lower equity earnings were mainly due to lower revenues as a result of lower metal prices and lower sales volume of concentrate in addition to higher co-product cash costs from Alumbrera.  Lower volume of concentrate produced was due to mining in lower grade areas.  Cash dividends from the Company’s equity investment in Alumbrera received in the quarter were $6.8 million compared to $nil in the fourth quarter of 2012.

The Company recorded an income tax recovery of $57.6 million in the fourth quarter of 2013 compared to tax expense of $93.2 million in the same quarter of 2012.  The lower income tax expense in the fourth quarter of 2013 is attributable to lower earnings relative to that of the fourth quarter of 2012.  The income tax provision for the fourth quarter of 2013 reflects a current income tax expense of $40.7 million compared to tax expense of $46.8 million in the same quarter of 2012, and a deferred income tax recovery of $98.3 million compared to tax expense of $98.9 million.  During the quarter, the exchange rates of Brazilian Real and Argentinean Peso against the US Dollar increased.  As a result for local purposes, a reduction of $2.4 million relating to unrealized foreign exchange gain was recorded in the deferred tax expense.  The impact of these foreign exchange movements on taxes are non-cash and as such excluded from adjusted earnings.  The adjusted tax rate for the fourth quarter of 2013 was 22.3% compared to 29.7% for the fourth quarter of 2012.

Operating Results for the year ended December 31, 2013

Total production for the Company was 1.20 million GEO comparable to 2012 production level of 1.20 million GEO.  Total production for the year consisted of 1.03 million ounces of gold and 8.4 million ounces of silver, representing an increase of 1% in gold production and a 7% decrease in silver production over the period of 2012.  Total production included the Company’s attributable production from Alumbrera of 39,157 ounces of gold and production during commissioning from Ernesto/Pau-a-Pique, C1 Santa Luz and Pilar of 55,942 ounces of gold.  This compares with total production in 2012 of 1.20 million GEO that consisted of 1.01 million ounces of gold and 9.0 million ounces of silver.  The 2012 production also included commissioning production of 12,094 GEO from Mercedes, Minera Florida and Ernesto/Pau-a-Pique.

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Commercial production for the year consisted of 1.14 million GEO compared with 1.19 million GEO produced in 2012.  Commercial production for 2013 consisted of 973,921 ounces of gold and 8.38 million ounces of silver, representing a 1% increase in gold production and a 7% decrease in silver production over the commercial production of 733,910 ounces of gold and 8.93 million ounces of silver in 2012.

By-product cash costs for the year averaged $410 per GEO, compared with $230 per GEO in the same period of 2012.  By-product cash costs were impacted by a lower copper credit contribution due to lower copper market prices and lower copper sales volume.  The average market price for copper in 2013 was 8% lower than the average of 2012.  By-product cash costs for 2013 exceeded the Company's previous guidance for a 2013 year-average of below $365 per GEO, which assumed a copper price of $4.00 per pound compared to average market price for the year of $3.32 per pound and the Company's average realized price of $3.28 per pound.

Co-product cash costs for the year were $596 per GEO compared with $525 per GEO in 2012.

Effective January 1, 2013, the Company began reporting all-in sustaining cash costs, which seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, based on by-product and co-product cash costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation and exploration and evaluation expense.  For 2013, all-in sustaining cash costs were $814 per GEO on a by-product basis and $947 per GEO on a co-product basis.  Average all-in sustaining cash cost on a co-product basis for the last three quarters was below $925 per GEO meeting expectations of the cost containment initiative implemented in the second quarter.

Copper production for the year was 130.2 million pounds from the Chapada mine, compared with 150.6 million pounds for the same period of 2012.  Chapada copper production was lower primarily as a result of expected lower copper grade and recovery rate compared with 2012.  A total of 30.2 million pounds of copper produced from Alumbrera were attributable to the Company in 2013, compared to 37.4 million pounds for the year ended December 31, 2012.  Total copper production for 2013 was 160.5 million pounds, compared with 188.0 million pounds in 2012.  The new ore body, Corpo Sul, and the regrinding project at Chapada are expected to contribute to future gold and copper production.

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Co-product cash costs per pound of copper averaged $1.65 per pound from the Chapada mine in 2013, compared with $1.40 per pound in the year ended December 31, 2012.  Co-product cash costs per pound of copper for the year including the Company’s interest in the Alumbrera mine were $1.75 per pound compared to $1.48 per pound for the year ended December 31, 2012.

Operating Results for the three months ended December 31, 2013

Total production for the fourth quarter of 2013 was 303,768 GEO, a decrease of 6% from the 322,990 GEO produced in the fourth quarter of 2012.  Total fourth quarter production consisted of 260,187 ounces of gold and 2.2 million ounces of silver, compared to 276,373 ounces of gold and 2.3 million ounces of silver produced in the same quarter of 2012.  Total production included the Company’s attributable production from Alumbrera of 11,319 ounces of gold and production during commissioning from Ernesto/Pau-a-Pique, C1 Santa Luz and Pilar of 26,321 ounces of gold.

Commercial production for the fourth quarter comprised of 277,447 GEO compared with 321,716 GEO produced in the fourth quarter of 2012.  Total commercial production consisted of 233,866 of gold and 2.2 million ounces of silver, compared to commercial production of 264,888 ounces of gold and 2.2 million ounces of silver in the same quarter of 2012.  The decrease in gold production was mainly due to the decreased production levels from Chapada, Jacobina, El Peñón, Minera Florida and Mercedes, partly offset by increased production levels from Gualcamayo and Alumbrera.

By-product cash costs for the fourth quarter of 2013 averaged $417 per GEO, compared with $198 per GEO in the fourth quarter of 2012.  By-product cash costs were impacted by a lower copper credit contribution from Chapada and Alumbrera due to the decline in the copper price and lower copper sales volume.  The average market price for copper in the fourth quarter of 2013 was 9% lower than the average of the same quarter in 2012.

Co-product cash costs for the fourth quarter averaged $647 per GEO, compared to $517 per GEO for the fourth quarter of 2012.  Planned lower grades at certain mines and higher input costs during the quarter relative to the same quarter of 2012 impacted costs compared to the three months ended December 31, 2012.  In comparison to the third quarter of 2013, production levels at El Peñón and Mercedes were tapered to contain increasing costs and better position those mines for 2014.

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All-in sustaining cash costs were $754 per GEO on a by-product basis well below the guidance level of $850 per GEO and $935 per GEO on a co-product basis for the fourth quarter of 2013 in line with the guidance level of $925 per GEO on a co-product basis.

Copper production for the quarter was 36.0 million pounds from the Chapada mine, compared with 40.5 million pounds for same quarter of 2012.  Chapada copper production was lower primarily as a result of expected lower copper grade compared to the fourth quarter of 2012.  A total of 9.6 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 8.5 million pounds for the quarter ended December 31, 2012 mainly due to higher copper feed grade.  Total copper production for the fourth quarter of 2013 was 45.6 million pounds, compared with 49.0 million pounds in the fourth quarter of 2012.

Co-product cash costs per pound of copper averaged $1.53 per pound from the Chapada mine compared to $1.38 per pound of copper in the same quarter of 2012.  Co-product cash costs per pound of copper for the quarter including the Company’s interest in Alumbrera were $1.58 per pound compared to $1.51 per pound for the fourth quarter of 2012.

OPERATING MINES
Charts providing a summary of mine-by-mine operating results are presented at the end of this press release.

Chapada, Brazil

Chapada produced a total of 110,618 GEO contained in concentrate in 2013 compared with 128,171 GEO contained in concentrate in 2012.  The 2013 production consisted of 104,096 ounces of gold and 326,087 ounces of silver compared with 119,655 ounces of gold and 425,805 ounces of silver contained in 2012.  Chapada copper production was 130.2 million pounds in 2013 compared with production of 150.6 million pounds of copper in 2012.  Production for the current year was lower than 2012 as a result of anticipated lower grades and recovery rates.

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By-product cash costs for 2013 were negative $1,296 per GEO, compared with negative $1,865 per GEO for 2012.  Higher by-product cash costs per GEO was mainly due to the effect of lower copper sales volume and lower average copper prices in 2013 compared to 2012 resulting in a lower copper revenue by-product credit.  Copper prices were 8% lower in 2013 compared to 2012.

Co-product cash costs were $400 per GEO in 2013, compared to $333 per GEO in 2012.  Co-product cash costs for copper were $1.65 per pound in 2013 versus $1.40 per pound in 2012.

Chapada revenues for the year net of sales taxes and treatment and refining costs were $504.2 million (2012 - $675.1 million).  Revenues included mark-to-market adjustments and provisional pricing settlements in the year of negative $10.5 million (2012 - positive $19.4 million).

In the fourth quarter of 2013, Chapada produced a total of 29,817 GEO, which consisted of 28,223 ounces of gold and 79,696 ounces of silver, contained in concentrate compared with 32,498 GEO, which consisted of 30,121 ounces of gold and 118,874 ounces of silver contained in concentrate in the same quarter of 2012.  Chapada copper production was 36.0 million pounds in the quarter compared with production of 40.5 million pounds of copper in the fourth quarter of 2012.

Production for the quarter was lower than the fourth quarter of 2012 as a result of the anticipated lower copper grades and recovery rates for 2013 relative to 2012.  Production for the second half of 2013 was 22% higher than the first half of the year, reflecting a pattern similar to previous years.

By-product cash costs for the quarter were negative $1,547 per GEO, compared with negative $2,021 per GEO for the same quarter in 2012. Higher by-product cash costs per GEO was mainly due to the effect of lower copper sales volume and lower copper prices in the fourth quarter of 2013 compared to 2012, resulting in a lower copper by-product credit for the quarter.

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Co-product cash costs were $377 per GEO in the fourth quarter, compared to $349 per GEO in the same quarter of 2012.  Co-product cash costs for copper were $1.53 per pound in the fourth quarter versus $1.38 per pound in the same quarter of 2012.

Chapada revenues for the quarter net of sales taxes and treatment and refining costs were $135.6 million (Q4 2012 - $174.9 million).  Revenues included mark-to-market adjustments and provisional pricing settlements in the quarter of positive $0.1 million (Q4 2012 - positive $4.1 million).

The Company is evaluating the level of profitable production with minimal capital requirements.  Initiatives planned for 2014 include modifications to the grinding circuit, the installation of an in-pit crusher to increase throughput, and the development of new ore bodies including Corpo Sul.  These opportunities provide the potential for increased production at Chapada with Corpo Sul being the largest and most prospective new opportunity that are planned to increase production at Chapada towards sustainable future production levels of at least 130,000 GEO and 130 million pounds of copper at an optimal cost structure.

Corpo Sul is a gold and copper deposit at the southwest end of the main ore body of Chapada with mineral resources of higher average grade ores especially near the current Chapada pit. Development and geotechnical work, including the rock mechanics study, the hydrogeological study and the mine study, continued in support of the development of the new Corpo Sul area.  Infill drilling at Corpo Sul continues to support the view that ore from this deposit will be higher grade in both copper and gold and thereby, when blended with ore from the main pit, should increase overall gold and copper production at the operation.

Other opportunities under evaluation include Suruca and Arco Sul.

El Peñón, Chile

In 2013, El Peñón produced 467,523 GEO, which consisted of 338,231 ounces of gold and 6.5 million ounces of silver, representing an increase from 462,496 GEO, which consisted of 317,557 ounces of gold and 7.2 million ounces of silver in 2012.  Production at El Peñón is expected to normalize to an average of approximately 440,000 GEO per year.

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Co-product cash costs for 2013 were $485 per gold ounce, compared with $440 per gold ounce in 2012.  The increase in co-product cash costs per GEO was mainly due to labour inflation partially offset by higher gold feed grades.

In the fourth quarter of 2013, El Peñón produced 101,364 GEO, which consisted of 68,246 ounces of gold and 1.7 million ounces of silver, compared to 128,119 GEO, which consisted of 93,448 ounces of gold and 1.7 million ounces of silver in the same quarter of 2012. Production decreased mainly as a result of normal sequencing in the mine plan which called for mining in lower gold and silver  grade areas.  Silver recoveries which vary according to the blending of ore being fed to the mill also impacted production.

Co-product cash costs were $593 per gold ounce, compared with $415 per gold ounce in the fourth quarter of 2012.  The increase in co-product cash costs per GEO was mainly due to labour inflation and higher per-unit fixed cost as a result of lower GEO production.

Mercedes, Mexico

In 2013, Mercedes produced 141,618 GEO, which consisted of 129,327 ounces of gold and 614,562 ounces of silver, compared with 126,010 GEO, which consisted of 116,215 ounces of gold and 489,747 ounces of silver in 2012.  The production increase was driven by increased tonnage of ore processed which as planned offset lower gold feed grades.

Co-product cash costs averaged $496 per GEO which were 2% higher than the average of $485 per GEO in 2012.  Co-product cash costs increased slightly due to higher mining costs per GEO associated with mining in lower grade areas as part of the mine plan.

Production of 31,716 GEO in the fourth quarter consisted of 28,821 ounces of gold and 144,715 ounces of silver, compared with 39,443 GEO, which consisted of 36,057 ounces of gold and 169,313 ounces of silver in the fourth quarter of 2012.  The lower quarterly production was the result of normal mine sequencing in areas of lower gold and silver grades.

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Co-product cash costs of $656 per GEO were 51% higher than $435 in the same quarter of 2012.  Higher co-product cash costs were due to higher mining costs associated with mining in lower grade areas as part of the mine plan.

Development continued at the Barrancas zone, where the higher grade Lagunas Norte vein, one of the newest discoveries at the mine, is located. Production of the Barrancas zone started fromin the third quarter of 2012.  Confirmation of the width and grades of mineralization by infill drilling at Lupita and the recent discovery of high-grade mineralization at Rey del Oro that may be amenable to underground mining methods have positively impacted measured and indicated mineral resources.  Development of Diluvio will commence in 2014.

Gualcamayo, Argentina

In 2013, Gualcamayo produced 120,337 ounces of gold compared with 147,310 ounces produced in 2012.  Lower production was the result of fewer tonnes processed and lower recovery rates, partly offset by improved feed grade.  Gualcamayo underwent a transition in 2013 as the mine's open-pit operations at QDD Main transitioned to the new Phase III, resulting in a decline in ore processed compared to that of 2012.  Production at QDD Main Phase III began in August and ramp-up, which has been slower than plan, continued into the fourth quarter impacting the total tonnage.  The QDD Lower West ("QDDLW") underground mine also began to contribute to heap leach stacking.  Completion of the underground conveyor for QDDLW is expected in the second quarter and production is expected to ramp up each quarter during 2014.

Co-product cash costs in 2013 averaged $772 per ounce compared with $536 per ounce in 2012.  Co-product cash costs were impacted by the inflationary pressures on the local cost escalation of labour, operational services and contractors.

Gualcamayo produced 34,929 ounces of gold in the fourth quarter compared with 31,502 ounces produced in the fourth quarter of 2012.  Higher production was the result of feed from higher grade ore from QDD Main Phase III, Amelia Ines ("AIM") and QDDLW underground which was partially offset by lower recoveries from AIM and QDDLW ore. Production at Gualcamayo for December and January averaged over 14,000 ounces per month, consistent with expected production levels of the expanded operation.

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The metallurgy of the ore from AIM and QDDLW requires a longer leaching cycle than that of QDD Main and will result in lower recoveries.  While planned,  improvements to the existing plant including the installation of a filtering station and an increase in the volume of treatment capacity are planned in 2014 to improve recovery rates.

Co-product cash costs were $825 per ounce in the fourth quarter compared with $485 per ounce in the fourth quarter of 2012.  Higher co-product cash costs were mainly due to delays in the transition to QDD Main Phase III, start-up of higher cost underground mining at QDDLW and the duration of the leaching cycle.  Higher cash costs were further exacerbated by the effect of local inflationary pressure on labour and services.

Mining costs decreased by 10% from the third quarter and the trend is expected to continue in the first quarter of 2014.  Efforts are being made to reduce development costs by transitioning the underground mine development to be performed fully in-house by the second half of 2014.  To date, most of the equipment has been delivered and the Company is now operating with a planned reduction of contractors.  Additionally, the Company is looking at renting equipment for QDD Main as a means of increasing equipment availability and reducing maintenance and overhaul costs.  Cash costs per ounce will however, vary depending on the area from which ore is being sourced.  Periods with a higher proportion of ore sourced from the underground mine will generate higher operating costs.

The Company continues to have exploration success with the increase of the sulphide resource at QDDLW and related areas including Rodado.  As the sulphide portion of the ore body grows, the Company is continuing to progress with studies of the options for processing these newly discovered resources.

Jacobina, Brazil

In 2013, Jacobina produced 73,695 ounces of gold, compared with 116,863 ounces of gold produced in 2012.  Production was lower resulting from lower throughput, lower feed grade and higher dilution.  Production at Jacobina met the revised goals set in the first quarter of 2013 and more importantly the near term objective for improvement of costs and underground development have been met, and the longer term objective of development of higher grade areas is in progress.

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Co-product cash costs averaged $1,174 per ounce for the year compared with $747 per ounce in 2012 as a result of lower production volume in 2013.

Gold production at Jacobina was 19,519 ounces in the fourth quarter, compared with 28,337 ounces produced in the same quarter of 2012.  Production was lower resulting from lower feed grade, higher dilution and lower tonnage processed.

Co-product cash costs were $1,140 per ounce for the fourth quarter, a decline from the beginning of the year as a result of the cost containment initiatives implemented since the second quarter, compared to co-product cash costs of $825 per ounce for the fourth quarter of 2012.  Higher co-product cash costs in the fourth quarter compared to the same quarter last year reflect reduced production volume but are expected to return to levels of approximately $800 to $850 per ounce in the longer-term.

The Company has taken an impairment charge of $55.0 million against the carrying value of the goodwill allocated to the Jacobina mine in the fourth quarter.

Minera Florida, Chile

In 2013, Minera Florida produced 118,590 GEO, which consisted of 99,000 ounces of gold and 979,514 ounces of silver, compared to 105,679 GEO, which consisted of 89,163 ounces of gold and 825,812 ounces of silver in 2012, representing an increase in GEO production by 12%.  Production at Minera Florida was as expected as the expansion for the retreatment of historic tailings made a contribution in the first of a five year planned production profile.  Production in 2013 included commissioning production of 1,861 GEO from the tailings retreatment plant.

In addition, the mine produced and sold 5,997 tonnes of zinc in 2013, compared with 5,381 tonnes of zinc produced and sold in 2012.  Zinc is accounted for as a by-product credit to cash costs.

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Co-product cash costs for the year were $747 per GEO compared with $797 per GEO in 2012.  The retreatment of the tailings has contributed lower cost ounces to Minera Florida’s production profile benefiting from no mining costs.   Additionally cash costs benefited from higher credits from the sale of zinc resulting from an 11% increase in volume of zinc sold and higher prices for zinc compared to 2012.

In the fourth quarter of 2013, Minera Florida produced 30,513 GEO, which consisted of 24,539 ounces of gold and 298,696 ounces of silver, compared to 32,797 GEO, which consisted of 27,889 ounces of gold and 245,383 ounces of silver in the fourth quarter of 2012.  Lower production was mainly attributed to lower feed grades and lower recovery rates.

Co-product cash costs for the quarter were $592 per GEO, representing a 26% reduction, compared with $805 per GEO in the same quarter in 2012.  In 2013, the Company initiated a plan of headcount reductions and cost improvements that resulted in co-product cash costs per GEO in the fourth quarter 22% lower than that of the third quarter and 35% lower than that of the second quarter.  Production from the tailings  retreatment plant has also benefited from no mining costs associated with the reprocessing of tailings material.

The mine produced and sold 1,647 tonnes of zinc concentrate in the quarter, compared with 1,353 tonnes of zinc concentrate produced and sold in the fourth quarter of 2012.  Higher credits from the sale of zinc resulted from a 22% increase in volume of zinc sold compared to the fourth quarter of 2012.

OTHER MINES

Fazenda Brasileiro, Brazil

In 2013, Fazenda Brasileiro produced 70,079 ounces of gold compared to 67,130 ounces of gold in 2012, representing a 4% year-over-year increase and its second consecutive yearly increase.  Co-product cash costs averaged $808 per ounce for the year, representing a 7% decrease from $872 per ounce in 2012.

Production was 18,270 ounces of gold in the quarter compared to 18,251 ounces of gold in the same quarter of 2012.

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Co-product cash costs averaged $809 per ounce for the fourth quarter, 5% lower than $856 per ounce in the fourth quarter of 2012.  In 2013, the Company initiated a plan to reduce costs and now will return the focus to the production growth objectives at Fazenda Brasileiro.

The Company has continued to extend mine life since the operation was acquired in 2003 with two and a half years of mine life remaining based on the known mineral reserves at that time.  The Company continues infill and extension drilling at Fazenda Brasileiro with a focus on finding additional mineral reserves and mineral resources.

Alumbrera, Argentina

The Company’s interest in Alumbrera is accounted for as an equity investment.  The Company recorded a loss from its 12.5% interest in Alumbrera  of $3.9 million and $5.1 million for the year and three months ended December 31, 2013, compared with earnings of $50.6 million and $18.1 million for the same periods of 2012.  Decrease in equity earnings was mainly due to lower revenues as a result of lower metal prices and lower sales volume of the gold and copper concentrate.

The Company received cash distributions $27.9 million in 2013 of which $6.8 million in the quarter ended December 31, 2013, compared with $nil cash distribution in the 2012.

Through its annual impairment testing, the Company has recorded an impairment charge in the amount of $70.0 million in respect to its 12.5% interest in Alumbrera.

Attributable production from Alumbrera was 39,157 ounces of gold and 30.2 million pounds of copper for 2013, compared with 46,077 ounces of gold and 37.4 million pounds of copper for 2012.  For the quarter, attributable production from Alumbrera was 11,319 ounces of gold and 9.6 million pounds of copper.  This compares with attributable production of 10,769 ounces of gold and 8.5 million pounds of copper in the fourth quarter of 2012.

By-product cash costs per ounce of gold averaged negative $252 for the year and negative $261 for the quarter ended December 31, 2013 compared with negative $1,203 and negative $2,012 per ounce for the comparable periods in 2012.  By-product cash costs were higher due to the decrease in copper sale credit as a result of lower average market prices for copper and lower volume of copper sales by Alumbrera in 2013.  Co-product cash costs per ounce for gold averaged $364 and $313 for the year and quarter ended December 31, 2013, compared with $308 and $343 per ounce for the same periods of 2012.  Co-product cash costs for copper averaged $2.21 per pound and $1.75 per pound for the year and quarter ended December 31, 2013, compared with $1.81  per pound and $2.15 per pound for the comparable periods of 2012.

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Ernesto/Pau-a-Pique, Brazil

Ernesto/Pau-a-Pique was originally planned as a combination of an open-pit operation at Ernesto and an underground operation at Pau-a-Pique with a common plant.  A plan has now been developed which continues to include an underground operation at Pau-a-Pique but now also contemplates a near-to-surface underground operation at Ernesto.  The Company continues to evaluate other opportunities including the various satellite open-pit deposits already identified that could further positively contribute to the operation.  Commissioning continued in the quarter from the underground Pau-a-Pique with less ore from the first open-pit in Ernesto as an access ramp is being developed in order to evaluate and better understand the near surface underground ore body at Ernesto.

Commissioning production was 27,571 ounces in 2013 and 9,707 ounces for the fourth quarter, representing an increase of 46% from the third quarter.  During the fourth quarter, the Company continued to address challenges associated with start-up.  In 2013, a loss during commissioning of $30.4 million was capitalized and netted to the capital expenditures of the project.   Completion of commissioning is expected in the second quarter of 2014.

As a result of the delayed start-up of operations and the decline in the metal prices, the Company has taken an impairment charge of $168.2 million, net of taxes against the carrying value of the Ernesto/Pau-a-Pique mine in the fourth quarter.

C1 Santa Luz, Brazil

Commissioning began in mid-2013 which was delayed due to permitting, availability of equipment and the need to ensure sufficient water reserves for continuous operations. With permits in place and sufficient water secured, C1 Santa Luz is continuing to ramp-up. Process improvements will be a key factor to improve production at the mine.

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The Company has developed and is now implementing certain processing improvements which includes the introduction of a thickener and a regeneration furnace.  In addition, recoveries should improve as mining transitions to fresh sulphide ore. During the commissioning phase a stockpile was accumulated which will provide additional flexibility increasing reliability for the operation as process improvements are implemented and take hold.

Commissioning production was 12,997 in 2013 and 6,120 ounces of gold in the fourth quarter due to lower recoveries. In 2013, loss during commissioning of $25.9 million was capitalized and netted to the capital expenditures of the project. Completion of commissioning is expected in the third quarter of 2014.

Pilar, Brazil

Commissioning began at the beginning of the third quarter and has progressed more gradually than expected due to the decline in metal prices and delays in equipment delivery.  However, most of the delayed equipment whose purpose is to improve dilution and productivity has now arrived on site and now better positions the operation to meet 2014 expectations.  This new low profile mining equipment is one of a series of initiatives being implemented to increase mining efficiencies at the operation and reduce dilution.  The mine infrastructure to support the new low profile equipment will be fully operational in the second quarter.  The Company is also evaluating further opportunities including the potential for more selectively mining the higher grade ore shoots that would have positive impact on the operation as the in-situ grades are higher than the current mineral reserve grade.  Efforts are focused on an infill drilling program that is currently underway to ensure these higher grade ore shoots can be mined efficiently.

Commissioning production for the fourth quarter was 10,494 ounces of gold, representing an increase of 115% from the third quarter.  Total commissioning production for the year 2013 was 15,374 gold ounces.  In 2013, loss during commissioning of $22.1 million was capitalized and netted to the capital expenditures of the project.

Underground development at Pilar continued to progress.  The ore from Caiamar, a satellite deposit, is expected to be processed at Pilar with the higher grades offsetting the additional transportation costs.  Additionally, the Company has elected to take Maria Lazarus through the development cycle on an expedited basis as the exploration drilling results to date indicate possible contribution to future production.  Completion of commissioning is expected in the third quarter of 2014.

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EXPLORATION

Exploration at Yamana continues to be a key to unlocking value at existing operations.  The 2014 program will continue to focus on finding higher quality ounces, those with the greatest potential to most quickly generate cash flow allowing the Company to grow prudently and profitably.

The exploration expenditure for 2013 was $112.0 million.  Exploration expenditures included an infill program at Cerro Moro and Gualcamayo, which added new mineral resources.  Exploration will continue to focus on mineral resource discovery and development as well as mineral reserve growth at existing operations, development projects and on new discoveries to continue developing the Company's project pipeline.  A total of 242,200 metres of drilling at 12 mines and projects were completed as part of the 2013 exploration program.

Consistent with the Company’s cost containment initiatives and the focus on ounces that can best contribute to cash flow, the Company has evaluated its exploration program and where prudent has reallocated funds to those programs delivering the most encouraging results.

The following summary highlights key updates from the exploration program at the Company for 2013.

Chapada, Brazil

The focus of the 2013 exploration program at Chapada was the completion of an infill program at Corpo Sul to further upgrade the mineral resources to mineral reserves.  The program at Chapada included 3,545 metres in 51 holes with very favorable results.  Closer spaced drilling identified southwest trending high grade gold and copper mineralized zones that will improve the average grade of the Corpo Sul and Chapada deposits and add both copper pounds and gold ounces to the mineral resource and mineral reserve inventory.  Exploration efforts at Chapada have resulted in increased gold and copper mineral reserves for year end 2013 and have developed important additional targets that will be tested in 2014.  The Chapada near mine exploration program investigated several targets including Hidrothermalito Sul, South Mundinho, Suruca and Suruca West using geophysics, geologic mapping and stream and outcrop geochemical sampling to develop drill targets.

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Hidrothermalito Sul - Assay results received early in the fourth quarter define drill intercepts of anomalous gold up to 12 metres in length in several holes  The Company is encouraged by these initial results and will incorporate this information  to develop new targets to be tested in 2014.

Suruca - Final assay results from the 50 by 50 metre infill drill program are in hand and will be evaluated for mineral resource and mineral reserve potential in 2014.

Arco Sul - Arco Sul is a discovery made in late 2010 located in Western Goias State, 260 kilometres southwest of Yamana's Chapada mine.  Grade shell models were constructed during the fourth quarter utilizing a 1.5 g/t cut-off grade for the high grade envelopes and 0.5 g/t Au for the low grade envelopes for both the Lavrinha and Vital deposits.  A total of 16 mineral zones are defined at Lavrinha and 11 at Vital.  Mineral resources will be reported internally at a 1.5, 2.0 and 2.5 cut-off grade to help define deposit economics and sensitivity.

Ernesto/Pau-a-Pique, Brazil

The 2013 exploration program included a total of 13,928 meters that were completed in 95 drill holes investigating near-mine targets and extensions.  This program discovered several new mineral traps that host potential ore grade gold mineralization which may lead to higher production rates and extend the life of mine profile.  Surface mapping and geochemical sampling located the Upper, Bonus and Ponces Lacerda traps, which are new discoveries on the surface, and drilling has confirmed that the Upper and Bonus traps extend laterally and down dip.

Pilar, Brazil

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Underground mapping and sampling along with computer modeling of drill data has identified moderate to high grade inferred resource ore shoots that will be drill-tested from the surface during 2014 to expand the mineral resource and mineral reserve base at Pilar.

Maria Lazarus - The Maria Lazarus target is located 15 kilometres west of the Pilar mine in the Guarinos greenstone belt.  The Maria Lazarus access ramp drilling was completed in October with 1,002 metres drilled in 13 holes.  A geologic model of Maria Lazarus was developed outlining eight identifiable units including quartz-biotite-chlorite schist which hosts the majority of the gold bearing quartz and quartz-albite vein mineralization at Maria Lazarus.  The mineral resource model was also developed into three regions (south, central and north) and divided into five levels.  The mineral zones at Maria Lazarus dip 40-50 degrees and are thought to be extractable using common underground mining techniques.

Caiamar - Geologic work was focused on mapping the underground exposures.  Mapping identified two main phases of deformation via thrust faulting and northwestern to southeastern structural movement.

C1 Santa Luz, Brazil

The 2013 exploration program was successful in identifying and outlining a deep down dip extension to the C1 near-surface deposit that will add important ounces and grade to the mineral resource inventory.  The new mineralization is thought to be of sufficient width and grade to be economically extracted using common underground mining techniques. An economic evaluation will be initiated in 2014.

During the year, the near-mine and district exploration drill programs completed 21,332 metres distributed in 66 holes.  The near mine program tested the up-dip extension of the southwestern deep target and completed infill holes and tested the northern extensions at Antas III. The regional program tested the Gravata and Rancho do Carneiro targets.  Results from both programs are in line with prior results and are being evaluated for economic potential.

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Results of additional surveys to be performed to collect IP Resistivity data at C1 and Magnetotellurics (MT) activity over the meta-volcanic rocks to the west will be incorporated into the exploration program for 2014.

Cerro Moro, Argentina

The focus of the 2013 exploration program was to develop and test new targets that are both within and outside of the known mineralized structural blocks.  During the fourth quarter, 1,077 metres in five holes were drilled to complete the 2013 exploration drill program.  This drilling tested the Carlita, Patricia and Margarita veins in an effort to build and expand the known mineralization envelopes.  The final hole of the year drilled at the southeast end of the Margarita system cut important gold and silver values directly beneath the P0/P1 contact leaving the structure open to the southeast and to depth.

Following completion of the exploration drill program, the geology department focused on end of year data compilation, local mapping and sampling programs, development support activities, mineral resource estimation and outlining the 2014 exploration program.

Gualcamayo, Argentina

Due to positive results returned from drill holes testing the Rodado southwest and beneath QDDLW early in the year, exploration drilling was focused on Rodado southwest.  During the fourth quarter, two diamond core rigs completed a total of 3,878 metres distributed in nine holes positioned from two underground drill stations.  Positive assay results from these holes continued to expand the mineral envelope of Rodado southwest and the potential ore body, which remains open along strike and down dip.  This deep mineralization is unoxidized and found largely within hydrothermal and tectonic breccia.  A feasibility study is needed to determine the viability of the mineral zones.

El Peñón, Chile

The 2013 exploration program tested the limits of near-mine veins and ore zones for extensions and probed the limits of the El Peñón mine complex for new discoveries.  Both programs were successful in finding new veins, such as the NW("north west")1, NW2 and NW3 structures within the Providencia system and the a new vein structure referred to as the Borde Oeste vein located one kilometer east of the Cerro Martillo operations.  Both discoveries will be subject to infill drilling during 2014 to upgrade the mineral resources to mineral reserves and find a spot in the life of mine production tables at El Peñón.

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Surface and underground based drill-testing of targets within the El Peñón mine area continued through the fourth quarter with 29,514 metres distributed in 95 holes completed, bringing the year 2013 drill totals to 93,333 metres completed in 298 holes.  Exploration and limited infill drill-testing of the NW1, NW2 and NW3 targets within the Providencia structural trend continued along with a similarly focused program on the newly discovered Borde Oeste trend.

At the NW1, NW2 and NW3 northwest trending structures tested within the Providencia system, narrow to moderate widths of moderate to high grade gold and silver are being defined.

In an effort to expand near-mine targets and develop new structures, long horizontal holes have been completed.  One hole to the west from the south end of the Providencia tunnel cut three potential structural extensions as evidenced by narrow high grade gold and silver assay results.  The final 0.5 metre intercept of moderate gold and silver values is 300 meters south of the Pampa Campamento structure.  These intercepts will be followed up with both surface and underground based drilling in the first quarter of 2014.

Minera Florida, Chile

The 2013 exploration program at Minera Florida tested numerous targets within the Mina Este structural zone adjacent to the Milenium complex and Tribuna northwest, Sorpresa and Peumo to the northwest, and also executed a near-mine exploration program, testing surface targets close to the Minera Florida mine complex.  Exploration was successful testing most of the targets for mineral resource extensions, added new mineral resource ounces and developed new target areas for testing in 2014.  In the fourth quarter the program completed 4,510 metres distributed in 29 holes .  The program tested targets within Mina Este such as Triangulo Mineralizado, Lisset and PVO and additional targets including Tribuna, Victoria and Hallazgo.  Assay results continue to show positive results from most targets.  As an example, a hole drilled at the Triangulo Mineralizado target cut 10 mineral intercepts in the first 70 metres of the hole that are characterized as narrow to moderately wide zones of potential ore grade gold equivalent grades.

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The near-mine exploration program completed 3,069 metres in 13 holes to test the down dip extensions of the Las Lauras-Fantasma and Gasparin-Lazo-Polvorin structural system from surface based drill locations.  Results received to date are mixed.  The structural trends were cut by all of the drill holes yet grade continuity was not firmly established.  Evaluation of the results is on-going.

Impairment

The Company assesses at the end of each reporting period whether there is any indication, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired.   Impairment testing is performed using life of mine after-tax cash flow projections.  During the second quarter, the Company updated its after-tax life of mine cash flow projections with updated economic assumptions as a result of the decline in metal prices towards the latter half of the second quarter of 2013. Based on its assessment during the second quarter, the Company concluded that there were no impairment charges in respect to its mineral properties as at June 30, 2013 as a result of the decline in metal prices at that time.  Adverse changes in metal price assumptions were partially offset by other inputs that resulted in lower costs and updated mine plans.  The recoverable values in the impairment assessment in the second quarter were calculated assuming long-term prices of $1,375 per ounce of gold and $3.00 per pound of copper.

In early October of 2013, after the spot price for gold returned to the $1,350 per ounce level, it started a continuous decline during the fourth quarter and dipped below $1,200 per ounce by late December.  During the fourth quarter, the Company performed its impairment test updating its life of mine after-tax cash flow projections for updated reasonable estimates of future metal prices, production based on current estimates of recoverable mineral reserves and mineral resources, recent operating and exploration results, exploration potential, future operating costs, capital expenditures, inflation and long-term foreign exchange rates.  The Company examined future cash flows, the intrinsic value beyond proven and probable mineral reserves, value of land holdings, as well as other factors, which are determinants of commercial viability of each mining property in its portfolio, and concluded that a total of $672.0 million ($563.9 million, net of taxes) of impairment charges should be recognized.  The impairment charges in the fourth quarter include the following:

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	For the periods ended December 31, 2013
(in million dollars)	Three months		Twelve months
	Impairment	After-tax Impairment	Impairment	After-tax Impairment
Goodwill	55.0	55.0	55.0	55.0
Ernesto/Pau-a-Pique	175.0	168.2	175.0	168.2
Alumbrera (12.5% Interest)	70.0	70.0	70.0	70.0
Jeronimo*	110.0	88.0	110.0	88.0
Exploration properties	262.0	182.8	272.3	193.0
Impairment on mineral properties	672.0	563.9	682.3	574.2
Less: Non-controlling interest (43.3%) - Jeronimo		-28.1		-28.1
Impact on net earnings		535.8		546.1
* The Company holds 56.7% interest in the Agua de La Falda ("ADLF") project.  The ADLF project is an exploration project which includes the Jeronimo deposit and is located in northern Chile.

The Company expects there is further or additional value in these properties over and above what they are being written down to but not metal price assumptions used in the impairment testing.  The valuation of impairment is based on current forecasts for long-term metal prices which have been influenced by the recent decline in spot prices over the last nine months of 2013.  These metal price assumptions are then held constant over mine lives which in some cases are in excess of fifteen years.  The fair values in the impairment assessment in the fourth quarter were calculated assuming long-term prices of $1,300 per ounce of gold and $3.00 per pound of copper.  The historical three-year average gold price was approximately $1,550 per ounce well in excess of the long-term gold price assumption used in its impairment testing.  The Company believes that it is prudent to update its metal price assumption used in its impairment testing to reflect current forecasts and it does not rely on higher prices to drive its business plans, however, the Company remains positive on the long-term price fundamentals for its metals.  The Company will continue to monitor the valuation of its assets and the impact of changes in economic assumptions and mine plans on these valuations.  Higher prices in the future could result in greater volatility in earnings, as the Company reassesses the fair value of its mineral properties and could potentially reverse a portion or all of the impairment charges taken.

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In addition to the impairment charges mentioned above, an additional $10.3 million (before and net of taxes) related to minor exploration properties was recognized during the year on the decision of not proceeding with further exploration and/or disposition in the prior quarters of 2013, bringing the impairment charges against mineral properties for the year to a total of $682.3 million (574.2 million, net of taxes).

Further details of the 2013 fourth quarter and full year results can be found in the Company’s unaudited Management’s Discussion and Analysis and unaudited Consolidated Financial Statements at http://www.yamana.com/Investors/FinancialCorporateReports.

Q4 and Full Year 2013 Conference Call:

Conference call information for Wednesday, February 19, 2013, 8:30 a.m. ET.

Toll Free (North America):                                  1-800-355-4959
Toronto Local and International:                       416-695-6616
Webcast:                                                                www.yamana.com

Conference Call REPLAY:

Toll Free (North America):                                  1-800-408-3053                                Passcode 9088417
Toronto Local and International:                          905-694-9451                                Passcode 9088417

The conference call replay will be available from 2:00 p.m. ET on February 19, 2014 until 11:59 p.m. ET on February 27, 2014.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

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About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

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Chile
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	GEO Produced	GEO Sold	Cash Cost per GEO
El Peñón
Total 2013	1,422,054	7.94	187.16	93.0	75.7	338,231	6,464,623	467,523	466,093	$485
Q4 2013	352,276	6.46	183.42	93.0	80.3	68,246	1,655,910	101,364	99,546	$593
Q3 2013	351,795	8.26	201.99	93.5	77.0	87,968	1,768,205	123,333	130,014	$458
Q2 2013	356,607	8.66	187.09	92.6	71.2	91,861	1,514,057	122,142	118,977	$451
Q1 2013	361,377	8.37	176.43	93.0	74.0	90,155	1,526,451	120,684	117,557	$455
Total 2012	1,415,292	7.47	199.21	93.5	80.0	317,557	7,246,951	462,496	457,703	$440
Q4 2012	362,874	8.59	195.00	93.0	76.0	93,448	1,733,573	128,119	127,431	$415
Q3 2012	361,544	7.72	196.33	93.3	78.1	83,092	1,768,273	118,457	117,390	$422
Q2 2012	355,132	6.32	194.34	94.1	82.5	68,275	1,848,501	105,245	104,872	$491
Q1 2012	335,741	7.19	212.02	93.5	82.9	72,742	1,896,604	110,675	108,010	$442
Minera Florida
Total 2013	1,754,785	2.45	32.02	76.1	57.2	99,000	979,514	118,590	118,687	$747
Q4 2013	492,257	2.07	39.16	79.0	61.6	24,539	298,696	30,513	29,732	$592
Q3 2013	448,820	2.27	23.92	78.0	56.0	23,848	181,156	27,471	27,398	$762
Q2 2013	402,130	2.58	18.16	77.7	53.8	23,962	131,029	26,582	26,462	$915
Q1 2013	411,578	2.98	45.84	69.0	56.3	26,651	368,634	34,024	35,095	$744
Total 2012	902,788	3.34	39.29	81.1	67.6	89,163	825,812	105,679	107,198	$797
Q4 2012	222,440	3.53	46.90	81.6	69.8	27,889	245,393	32,797	33,244	$805
Q3 2012	227,246	2.97	37.16	80.5	67.3	19,994	210,297	24,200	24,371	$826
Q2 2012	224,107	3.15	43.31	80.8	69.6	19,179	239,931	23,978	23,229	$811
Q1 2012	228,994	3.70	25.23	81.4	62.4	22,101	130,191	24,705	26,354	$748

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Brazil
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	GEO Produced	GEO Sold	By-Product Cash Cost per GEO	Co-Product Cash Cost per GEO
Chapada
Total 2013	21,347,439	0.26	57.9	110,618	102,018	($1,296)	$400
Q4 2013	5,540,262	0.28	57.5	29,817	27,707	($1,547)	$377
Q3 2013	5,682,276	0.27	58.3	30,917	28,249	($1,367)	$358
Q2 2013	5,016,383	0.26	59.6	26,525	21,182	($490)	$421
Q1 2013	5,108,519	0.23	56.0	23,358	24,882	($1,769)	$463
Total 2012	21,591,482	0.29	59.4	128,172	121,030	($1,865)	$333
Q4 2012	5,734,592	0.28	59.4	32,498	29,331	($2,021)	$349
Q3 2012	5,566,744	0.30	58.6	33,610	29,883	($1,659)	$341
Q2 2012	5,802,649	0.30	59.8	35,697	35,847	($2,207)	$302
Q1 2012	4,487,496	0.29	59.6	26,367	25,969	($1,473)	$348
Jacobina
Total 2013	1,575,629	1.57	92.2	73,695	77,190		$1,174
Q4 2013	396,235	1.64	93.2	19,519	19,105		$1,140
Q3 2013	380,054	1.66	95.4	19,325	18,017		$1,029
Q2 2013	384,614	1.55	90.8	17,485	19,350		$1,270
Q1 2013	414,725	1.45	90.0	17,366	20,718		$1,276
Total 2012	2,104,683	1.84	93.8	116,863	114,786		$747
Q4 2012	508,737	1.87	92.5	28,337	25,843		$825
Q3 2012	545,578	1.81	94.4	30,028	31,385		$768
Q2 2012	523,603	1.75	95.1	28,005	27,852		$735
Q1 2012	526,765	1.94	93.0	30,493	29,706		$666
Fazenda Brasileiro
Total 2013	1,103,248	2.17	91.1	70,079	69,193		$808
Q4 2013	284,684	2.15	93.3	18,270	17,152		$809
Q3 2013	292,696	1.97	90.0	16,717	17,573		$724
Q2 2013	279,862	2.22	91.2	18,295	18,874		$782
Q1 2013	246,006	2.36	89.8	16,797	15,594		$920
Total 2012	1,048,489	2.22	89.5	67,130	66,805		$872
Q4 2012	270,998	2.28	91.8	18,251	17,773		$856
Q3 2012	255,769	2.52	89.6	18,601	20,448		$803
Q2 2012	251,430	2.27	88.4	16,219	14,048		$827
Q1 2012	270,292	1.84	88.1	14,059	14,536		$1,037

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Argentina
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per GEO
Gualcamayo
Total 2013	6,568,912	0.88	72.5	120,337	111,134	$772
Q4 2013	1,561,180	1.61	43.7	34,929	34,264	$825
Q3 2013	1,298,811	0.86	75.8	27,678	20,570	$919
Q2 2013	1,915,698	0.51	87.2	27,553	27,770	$761
Q1 2013	1,793,223	0.67	79.0	30,177	28,530	$584
Total 2012	7,742,140	0.80	75.5	147,310	149,372	$536
Q4 2012	2,002,170	0.66	75.8	31,502	33,568	$485
Q3 2012	1,664,568	0.78	94.0	38,248	42,095	$669
Q2 2012	1,977,398	0.90	71.6	38,297	33,832	$547
Q1 2012	2,098,004	0.85	68.1	39,263	39,877	$436
Alumbrera
Total 2013	4,671,322	0.37	70.0	39,157	34,521	($252)
Q4 2013	1,211,561	0.40	73.0	11,319	8,291	($261)
Q3 2013	1,101,433	0.37	73.9	9,634	10,677	($339)
Q2 2013	1,187,250	0.38	69.0	9,983	8,047	($115)
Q1 2013	1,171,078	0.34	64.8	8,222	7,507	($303)
Total 2012	4,962,373	0.40	71.0	46,077	43,580	($1,203)
Q4 2012	1,305,186	0.36	71.0	10,769	13,546	($2,012)
Q3 2012	1,271,732	0.45	72.8	13,633	18,566	($2,254)
Q2 2012	1,218,825	0.44	71.2	12,359	3,242	$711
Q1 2012	1,166,630	0.36	67.5	9,317	8,227	($1,270)

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Mexico
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	GEO Produced	GEO Sold	Cash Cost per GEO
Mercedes
Total 2013	670,867	6.16	79.39	94.5	34.4	129,327	614,562	141,618	146,438	$496
Q4 2013	169,768	5.58	72.84	94.3	35.5	28,821	144,715	31,716	33,062	$656
Q3 2013	171,556	5.83	68.66	94.1	29.4	31,765	116,840	34,102	33,627	$478
Q2 2013	164,422	6.74	90.61	94.5	34.4	35,701	176,205	39,226	37,593	$363
Q1 2013	165,122	6.54	86.09	95.0	39.0	33,039	176,801	36,575	42,156	$519
Total 2012	603,188	6.43	78.42	94.8	32.0	116,215	489,747	126,010	126,515	$485
Q4 2012	164,285	7.38	85.17	95.8	39.0	36,057	169,313	39,443	36,879	$435
Q3 2012	151,415	6.77	74.23	94.5	29.6	31,497	110,817	33,713	31,835	$490
Q2 2012	151,425	5.53	70.63	94.9	30.8	26,646	112,729	28,900	28,760	$499
Q1 2012	136,063	5.90	83.62	93.7	28.4	22,016	96,887	23,953	29,041	$534

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Copper Production
	Ore Processed	Copper Ore Grade	Copper Recovery (%)	Copper Produced (M lbs.)	Copper Sold (M lbs.)	Cash costs per pound of copper
Chapada
Total 2013	21,347,439	0.35	79.7	130.2	126	$1.65
Q4 2013	5,540,262	0.37	80.4	36	34.5	$1.53
Q3 2013	5,682,276	0.36	80.9	36.8	35.7	$1.48
Q2 2013	5,016,383	0.34	80.2	30.1	26.7	$1.76
Q1 2013	5,108,519	0.31	77.0	27.4	29.1	$1.90
Total 2012	21,591,482	0.39	82.2	150.6	139.0	$1.40
Q4 2012	5,734,592	0.40	81.1	40.5	37.3	$1.38
Q3 2012	5,566,744	0.40	80.6	39.4	37.1	$1.38
Q2 2012	5,802,649	0.38	83.3	40.4	37.4	$1.34
Q1 2012	4,487,496	0.36	84.0	30.3	27.3	$1.51
Alumbrera
Total 2013	4,671,322	0.37	79.0	30.2	25.8	$2.21
Q4 2013	1,211,561	0.43	84.0	9.6	6.6	$1.75
Q3 2013	1,101,433	0.36	80.7	7.1	7.3	$2.45
Q2 2013	1,187,250	0.40	76.0	7.2	6.5	$2.40
Q1 2013	1,171,078	0.32	75.2	6.3	5.5	$2.40
Total 2012	4,962,373	0.40	84.0	37.4	35.4	$1.81
Q4 2012	1,305,186	0.30	85.0	8.5	11.1	$2.15
Q3 2012	1,271,732	0.44	85.1	10.4	14.8	$1.92
Q2 2012	1,218,825	0.45	85.9	10.5	2.3	$1.41
Q1 2012	1,166,630	0.40	79.4	8.0	7.2	$1.85

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A, except that 2010 financial data is presented in accordance with previous Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Gold equivalent ounces assumes gold plus the gold equivalent of silver using a ratio of 50:1.

CASH COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”) do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Average cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Cash costs are computed both on a co-product, by-product and all-in sustaining basis.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the average cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

All-in sustaining cash costs seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, including by-product cash costs, mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation and exploration and evaluation expense. As such, it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. This performance measure has no standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

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The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants, (h) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliations of Adjusted Earnings to net earnings are provided in  the Company’s MD&A Section 5 “Overview of Annual Results” and Section 6 “Overview of Quarterly Results” for both the yearly and quarterly reconciliations, respectively, found on the Company’s website at www.yamana.com.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

●	Gross margin - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization.
●	Mine operating earnings - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
●	Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.
●	Cash flows generated from operations before changes in non-cash working capital - excludes the non-cash movement from period-to-period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. Cash flows generated from operations before changes in non-cash working capital per share is calculated by dividing the cash flows generated from operations before changes in non-cash working capital, as reported in the consolidated statement of cash flows, by the basic weighted average number of common shares outstanding of the corresponding period.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), Cash flows generated from operations before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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